

Mail Stop 3561

August 12, 2009

Via U.S. Mail and Facsimile

Mr. Tong Shiping
Chief Executive Officer
No. 87 No. 8 Coastal Way,
Floor 2, Construction Bank, FTZ
Tianjin Province,
The People's Republic of China 300461

> RE: China Auto Logistics Inc.
> Form 10-K for the fiscal year ended December 31, 2008
>
> **File No. 000-52625**

Dear Mr. Shiping:

We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

**Form 10-K for the fiscal year ended December 31, 2008**

Financial Statements

Consolidated Statement of Cash Flows, page F-6

Non-cash activities:

1. Reference is made to the non-cash decrease of lines of credit and receivable related to financing services of $21,423,333 and $17,263,042 for 2008 and 2007, respectively. In this regard, please provide us with and disclose in the notes to your financial statement in future filings the underlying nature and terms of these non-cash transactions.

Note 1. Summary of Significant Accounting Policies

Organization, Nature of Business and Basis of Presentation, page F-7

2. We note from your disclosure on page F-7 that prior to December 25, 2007, HKCo had minimal assets and no operations. Also, we note from your disclosure on page F-7 that on December 25, 2007, Shisheng became a wholly-owned foreign enterprise of HKCo, which is the operating entity of the Company. Additionally, we note from your disclosure on page 3 that you acquired Shisheng for an aggregate purchase price of $12,067,254 (RMB 95,000,000). Furthermore, we note that you accounted for this transaction as a recapitalization. In this regard, please tell us and revise your future filings to disclose the nature and amount of each type of consideration issued by HKCo as a result of satisfying the aggregate purchase price of $12,067,254 for the Shisheng acquisition (i.e. cash, stock, debt, etc.). Also, please explain in further detail why you believe it was appropriate to account for this transaction as a recapitalization of Shisheng rather that as the acquisition of a business by HKCo that should be accounted for using the purchase method of accounting pursuant to SFAS No. 141.

3. We note from your disclosure on page F-8 that in January 2007, Shisheng injected additional capital of $1,024,498 into Zhengji, which increased Shisheng's equity interest in Zhengji from 32% to 86.4%. Also, it appears from page F-4 that you recognized an extraordinary gain as a result of acquiring additional equity interest in Zhengji as more fully disclosed on page F-8. In this regard, please provide us with and discuss in the notes to your financial statements the amounts assigned to each major asset and liability caption of the acquired entity at the acquisition date before allocating the excess of fair-value over cost, as more fully described in paragraph 44 of SFAS No. 141. Additionally, please tell us how the extraordinary

gain of $251,811 was calculated.  Also, please tell us why the additional capital injected by Shisheng of $1,024,498 into Zhengji is not reflected on your statement of cash flows for the year ended December 31, 2007 as a cash outflow from investing activities.  We may have further comment upon receipt of your response.

Note 3.  Line of Credit Related to Financing Services and Lines of Credit Related to Automobile Purchases, page F-16

4.  Reference is made to page F-3 and the receivable related to financing services of $6,945,088 and $24,654,520 as of December 31, 2008 and 2007, respectively.  In this regard, please provide us with and disclose in the notes to your financial statements in future filings the nature and terms of these receivables related to financing service.  Also, please provide us with and disclose in the notes to your financial statements in future filings your accounting policy associated with these receivables related to financing services.  As part of your response and revised future disclosure in the notes to your financial statements, please explain if these receivables related to financing services are treated as loans held for sales or loans held for investment.  Additionally, please fully explain how your accounting policy for receivables related to financing services complies with the accounting requirements outlined in SOP 01-6.  Furthermore, please explain how you recognize interest income on these receivables related to financing services.  Finally, please provide us with and disclose in the notes to your financial statements in future filings the disclosures outlined in paragraph 13 of SOP 01-06.  We may have further comment upon receipt of your response.

**Form 10-Q for the quarterly period ended March 31, 2009**

Condensed Consolidated Balance Sheets, page F-2

5.  Reference is made to the Notes receivable and Notes payable in the amounts of $2,194,298 and $2,925,730, respectively.  Please provide us with and disclose in the notes to your financial statements in future filings, the underlying nature, payment terms, and interest rate of the notes receivable and notes payable reported on your balance sheet as of March 31, 2009.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief